      As filed with the Securities and Exchange Commission on May 28, 1996



                                                      REGISTRATION NO. 333-03596

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------


                               AMENDMENT NO. 1 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933


                              --------------------

                             THE MILLS CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)

                 DELAWARE                                                                          52-1802283
(State or Other Jurisdiction of Incorporation or Organization)                       (I.R.S. Employer Identification No.)


                              3000 K STREET, N.W.
                                   SUITE 400
                            WASHINGTON, D.C.  20007
                                 (202) 965-3600
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)


                                THOMAS E. FROST
                              3000 K STREET, N.W.
                                   SUITE 400
                            WASHINGTON, D.C.  20007
                                 (202) 965-3600
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)

                              --------------------

                                   COPIES TO:
                             J. WARREN GORRELL, JR.
                                  ALAN L. DYE
                             HOGAN & HARTSON L.L.P.
                                COLUMBIA SQUARE
                          555 THIRTEENTH STREET, N.W.
                          WASHINGTON, D.C.  20004-1109

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as possible after the effective date of this Registration Statement and from time to time as determined by market conditions.
    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. /x/
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /







    THE REGISTRANT HEREBY AMENDS THE REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

                             CROSS REFERENCE SHEET




         ITEM NUMBER AND CAPTION                            LOCATION OR HEADING IN PROSPECTUS
         -----------------------                            ---------------------------------
1.       Forepart of Registration Statement and             Outside Front Cover Page
         Outside Front Cover Page of Prospectus

2.       Inside Front and Outside Back Cover                Inside Front Cover Page and Outside
         Pages of Prospectus                                Back Cover Page of Prospectus

3.       Summary Information, Risk Factors                  Outside Front Cover Page and Prospectus
         and Ratio of Earnings to Fixed Charges             Summary

4.       Use of Proceeds                                    Use of Proceeds

5.       Determination of Offering Price                    *

6.       Dilution                                           *

7.       Selling Security Holders                           Selling Stockholders

8.       Plan of Distribution                               Plan of Distribution

9.       Description of Securities to be Registered         Capital Stock of the Company

10.      Interest of Named Experts and Counsel              Experts and Legal Matters

11.      Material Changes                                   *

12.      Incorporation of Certain Information               Incorporation of Certain Documents
         by Reference                                       by Reference

13.      Disclosure of Commission Position on               Indemnification
         Indemnification for Securities Act
         Liabilities





- --------------------
*   Item inapplicable or answer thereto is negative.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES DESCRIBED HEREIN, NOR SHALL THERE BE ANY SALE OF SUCH SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH JURISDICTION.


                   SUBJECT TO COMPLETION, DATED MAY 28, 1996


PROSPECTUS
                                1,500,000 SHARES

                             THE MILLS CORPORATION

                                  COMMON STOCK

                        -----------------------------


         This Prospectus relates to the offer and sale from time to time by certain holders (the "Selling Stockholders") of up to 1,500,000 shares (the "Offered Shares") of common stock, par value $0.01 per share (the "Common Stock"), of The Mills Corporation, a Delaware corporation (the "Company"). The Selling Stockholders are the holders of certain shares of Common Stock for the accounts of certain clients of Cohen & Steers Capital Management, Inc. ("Cohen & Steers") for which Cohen & Steers acts as investment advisor. The Company is registering the Offered Shares as required under the terms of certain agreements between the Company and the Selling Stockholders. The registration of the Offered Shares does not necessarily mean that any of the Offered Shares will be offered or sold by the Selling Stockholders. The Company will receive no part of the proceeds of any sales of the Offered Shares, but will incur certain expenses in connection with the offering. See "Selling Stockholders" and "Plan of Distribution."



         The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "MLS." To ensure that the Company maintains its qualification as a real estate investment trust (a "REIT"), ownership by any person is limited to 5% of the lesser of the number or value of outstanding shares of Common Stock, with certain exceptions. See "Capital Stock of the Company--Restrictions on Transfer; Excess Stock." The closing sale price of the Common Stock as reported by the NYSE on May 24, 1996 was $17.625 per share.


         SEE "RISK FACTORS" BEGINNING ON PAGE 2 FOR CERTAIN FACTORS RELATING TO AN INVESTMENT IN THE OFFERED SHARES.

                        -----------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS.  ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                        -----------------------------

  THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THE OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                        -----------------------------

         The Selling Stockholders may from time to time offer and sell all or a portion of the Offered Shares in transactions on the NYSE, in the over-the-counter market, on any other national securities exchange on which the Common Stock is listed or traded, in negotiated transactions or otherwise, at prices then prevailing or related to the then-current market price or at negotiated prices. The Offered Shares may be sold directly or through agents or broker-dealers acting as principal or agent, or in block trades or pursuant to a distribution by one or more underwriters on a firm commitment or best-efforts basis. To the extent required, the names of any agents or broker-dealers and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in this Prospectus under the caption "Plan of Distribution" or any accompanying Prospectus Supplement. Each of the Selling Stockholders reserves the right to accept or reject, in whole or in part, any proposed purchase of the Offered Shares made directly or through agents. The Selling Stockholders and any agents or broker-dealers participating in the distribution of the Offered Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any profit on the sale of Offered Shares by the Selling Stockholders and any commissions received by any such agents or broker-dealers may be deemed to be underwriting commissions or discounts under the Securities Act.


         The Company will not receive any proceeds from sales of the Offered Shares by the Selling Stockholders. The Company has agreed to pay all expenses of effecting the registration of the Offered Shares (other than underwriting discounts, sales and commissions, fees and disbursements of counsel, and transfer taxes, if any) pursuant to the Registration Statement under the Securities Act.


                        -----------------------------


                 THE DATE OF THIS PROSPECTUS IS MAY ___, 1996.

         As used herein, the term "Company" includes The Mills Corporation and its direct and indirect subsidiaries, including The Mills Limited Partnership (the "Operating Partnership"), Management Associates Limited Partnership (the "Management Partnership") and MillsServices Corp. (the "Third-Party Services Corporation"), unless the context indicates otherwise.


                                  THE COMPANY


         The Company owns, develops, redevelops, leases and manages a portfolio consisting of four super regional "value retail" outlet malls (the "Mills") and 11 community shopping centers (the "Community Centers," and, together with the Mills, the "Properties") as of April 1, 1996. The Company is a fully-integrated real estate company and provides all development, redevelopment, leasing, management and marketing services with respect to the Properties.



         The Company is the sole general partner of, and holds a majority of the partnership interests ("Units") in, the Operating Partnership. Units (other than those owned by the Company) are redeemable at the option of the holder under certain circumstances for Common Stock or, at the option of the Company, the cash equivalent thereof. As the sole general partner of the Operating Partnership, the Company has the exclusive power to manage and conduct the business of the Operating Partnership, subject to certain limited exceptions. The Operating Partnership either holds title to the Properties or directly and indirectly holds 100% of the general and limited partnership interests in the partnerships that own the Properties (the "Property Partnerships"), except for the Property Partnership that owns Franklin Mills, in which the Operating Partnership holds 77.5% of the partnership interests as of April 1, 1996. The Company also has formed joint ventures to develop additional properties.



         The Company conducts all of its business through the Operating Partnership and the Operating Partnership's various subsidiaries (the "Operating Subsidiaries"), which include: (i) the Management Partnership, which provides leasing and management services for the Properties; and (ii) the Third-Party Services Corporation, which provides management services to properties in which the Operating Partnership does not own an interest and provides development services for existing properties and new properties acquired by the Company. The Operating Partnership owns 99% of the non-voting preferred stock and 5% of the voting common stock of the Third Party Services Corporation (representing, in the aggregate, a 99% economic interest). In addition, Herbert S. Miller, a director of the Company, and an affiliate of Kan Am US, Inc. each owns .5% of the non-voting preferred stock and 47.5% of the voting stock of the Third-Party Services Corporation (representing, in the aggregate, a 1% economic interest).


                                USE OF PROCEEDS


         The Company will not receive any proceeds from sales of the Offered Shares by the Selling Stockholders. The Company has agreed to pay all expenses of effecting the registration of the shares of Common Stock offered herein (other than underwriting discounts, sales and commissions, fees and disbursements of counsel, and transfer taxes, if any) pursuant to the Registration Statement under the Securities Act.


                                  RISK FACTORS

         Prospective investors should carefully consider the matters described below prior to making an investment decision regarding the Offered Shares.

RISKS RELATING TO DEBT

         As of December 31, 1995, the Properties were subject to approximately $675.8 million of mortgage indebtedness, which is secured by and limited in recourse to the properties to which such indebtedness relates, and the Company's total debt was approximately $676.4 million. The Company is subject to the risks normally associated with debt financing, including the risk that its cash flow will be insufficient to meet required payments of principal and interest. If a Property is mortgaged to secure payment of indebtedness and the Company is unable to meet mortgage payments, the mortgagee could foreclose upon the Property, appoint a receiver and receive an assignment of rents and leases or pursue other remedies, all with a consequent loss of income and asset value to the Company. Foreclosures could also create taxable income without accompanying cash proceeds, thereby hindering the Company's ability to meet the real estate investment trust ("REIT") distribution requirements under the Internal Revenue Code of 1986, as amended (the "Code").


         Because the terms of most of the Company's indebtedness do not require any principal payments prior to maturity, and the Company does not anticipate making any such payments prior to maturity, it may be necessary to refinance or repay such indebtedness either through additional secured or unsecured debt financing, private or public debt issuances, additional equity offerings or sales of assets. If prevailing interest rates or other factors at the time of refinancing result in higher interest rates upon refinancing, the interest expense relating to such refinanced indebtedness would increase, which would adversely affect the Company's funds from operations and the amount of distributions it can make to its stockholders. If the Company were unable to secure refinancing of the mortgage indebtedness encumbering a Property on acceptable terms, the Company might be forced to dispose of such Property upon disadvantageous terms, which might result in losses to the Company, thereby adversely affecting funds from operations and cash available for distribution by the Company to its stockholders.


         The Company is developing and plans to continue to develop new retail properties, including new Mills. The funds necessary to construct and develop new properties must be obtained through additional equity or debt securities offerings, conventional third-party debt financing, participating loan arrangements or joint venture arrangements. There can be no assurance that the Company will obtain the financing necessary to fund new development and expansion projects. In addition, the additional debt service payments required in respect of any additional debt incurred, and the dilutive effect of any additional equity securities issued to finance future development, could adversely affect the Company's ability to make distributions to its stockholders.

         The Company anticipates that any new centers, some of which could be developed through joint venture arrangements, would be financed through lines of credit or other forms of secured or unsecured construction financing which generally carry a floating interest rate. Although the Company likely would hedge or cap all of such construction financing, no assurance can be given that the Company would be able to obtain permanent debt or equity financing on acceptable terms to refinance such construction loans upon substantial completion of the project or that the Company would be able to hedge or cap its debt on economically viable terms. As a result, the floating interest rate on the construction loans could be outstanding for a longer period of time than anticipated at the time of borrowing, resulting in the curtailment of development activities or a decrease in the amount of cash available for distribution to stockholders. If the Company had construction loans outstanding and interests rates were to increase, the Company's debt service for floating rate construction loans would increase (but not in excess of the applicable cap rate), thereby adversely affecting the Company's financial condition and results of operations.

         The Company's organizational documents do not limit the amount of indebtedness that the Company may incur. The Company could become more highly leveraged, resulting in an increased risk of default on the obligations of the Company and an increase in debt service requirements that could adversely affect the financial condition and results of operations of the Company.

INFLUENCE OF OFFICERS, DIRECTORS AND SIGNIFICANT STOCKHOLDERS

         The executive officers of the Company and Kan Am US, Inc. and its affiliates ("Kan Am"), which is substantially owned and controlled by three directors of the Company (the "Kan Am Directors"), and their respective affiliates directly and indirectly own a substantial percentage of the total Common Stock and Units outstanding. The Units not held by the Company are exchangeable for Common Stock or, at the option of the Company as general partner of the Operating Partnership, the cash equivalent of that number of shares of Common Stock. Interested directors may not vote on whether to elect to pay cash in exchange for Units in which they have a direct or indirect interest. The executive officers of the Company and the Kan Am Directors have substantial influence on the Company and, by virtue of their ownership of Common Stock, on the outcome of any matters submitted to the Company's stockholders for approval. The interests of such executive officers and Kan Am directors might not be consistent with the interests of all other stockholders, and they may use their voting influence contrary to the stockholders' interest. Although there is no understanding or arrangement for these stockholders and their affiliates to act together on any matter, such stockholders would be in a position to exercise significant influence over the affairs of the Company if they were to act together. In the event that all or a substantial portion of such Units are exchanged for shares of Common Stock, such persons will increase their influence over the Company and on the outcome of any matters submitted to the Company's stockholders for approval. The influence and voting power of the remaining stockholders would be correspondingly limited.

         The Company, as the sole general partner of the Operating Partnership, may have certain fiduciary responsibilities to the other partners in the Operating Partnership which may conflict with the interests of the stockholders of the Company (including decisions regarding the sale or refinancing of the Properties and the timing and amount of distributions from the Operating Partnership). In addition, those individuals and entities (including the executive officers of the Company, the Kan Am Directors and their respective affiliates) which hold Units may have certain limited rights in decisions affecting the Operating Partnership which may conflict with the interests of those individuals and entities that purchase shares of Common Stock in this offering.


         The Kan Am Directors and their respective affiliates also may have interests that may conflict with the interests of the stockholders of the Company in connection with Kan Am's joint ventures with the Operating Partnership to develop, own, and operate additional properties.


GENERAL RISKS OF DEVELOPING AND OPERATING RETAIL SHOPPING CENTERS

         The Company intends from time to time to develop new Mills or expand existing Mills, and may engage in the development of regional outlet centers, new community centers and expansion of existing Community Centers, as such opportunities arise. Such projects generally require significant expenditures of capital and are frequently dependent on obtaining various forms of government and other approvals, the receipt of which cannot be assured. In addition, while policies with respect to development activities are intended to limit some of the risks otherwise associated with development, the Company nevertheless would incur development risks in connection with any such project, including expenditures of funds for, and devotion of management's time to, projects which may not be developed on a timely basis or at all. Accordingly, there can be no assurance if or when any development of new Mills, regional outlet centers or community centers or expansions of existing Properties would be completed, or if completed, that the costs of development or expansion would not exceed, by a material amount, projected costs.

         The Company's income and cash available for distribution would be adversely affected if multiple tenants were unable to meet their obligations. In the event of default by a tenant, the Company may experience delays in enforcing its rights as lessor and may incur substantial costs in protecting its investment. Moreover, at any time, an anchor or major store tenant may seek the protection of the bankruptcy laws, which could result in the termination of such tenant's lease and, if followed by its closing or by its sale to a less desirable retailer, could adversely affect customer traffic in a center and thereby reduce the income generated by that center. Furthermore, certain of the

Company's tenants, including anchor and major tenants, hold the right under their leases to terminate their leases or reduce their rental rate if certain occupancy conditions are not met, if certain anchor tenants are closed, if certain sales levels are not achieved, or if an exclusive use provision is violated.

         The Company's income and cash available for distribution also would be adversely affected if the Company were unable either to rent unleased space in the Properties or to relet space after the expiration of a tenant's lease on economically favorable lease terms. The ability of the Company to rent or to relet space in the Properties is affected by many factors, including covenants contained in leases with certain tenants in the Properties restricting the use of other space at the Properties. The Company's tenants generally enter into leases with an initial term ranging from five to 15 years. No assurance can be given that any tenant whose lease expires in the future will renew its lease at that time, or on economically favorable terms, or that the Company will be able to find a replacement tenant. The failure by the Company to rent unleased space on a timely basis or at all would likely adversely affect the Company's financial condition and results of operations. The Company may also incur costs in making improvements or repairs to property required by a new tenant.

         There are numerous companies that are engaged in the development or ownership of value retail properties that compete with the Company in seeking tenants. This results in competition for acquisition of prime locations and for tenants who will lease space in the value retail properties that the Company and its competitors own or operate. The development of new super regional outlet malls or other value retail shopping centers with more convenient locations or better rents may attract the Company's tenants or cause them to seek more favorable lease terms at or prior to renewal, and may accordingly adversely affect the business, revenues or value of the Properties. In addition, traditional retailers may increase their competition with value retailers for the limited pool of consumers by engaging in marketing and selling activities similar to those of value retailers, thus blurring the distinction between traditional retailers and value retailers.

GENERAL RISKS OF EQUITY REAL ESTATE INVESTMENTS

         The economic performance and value of a Property are affected by a number of factors, including: the national economic climate; the regional economic climate (which may be adversely impacted by plant closings, industry slowdowns and other factors); local real estate conditions such as an oversupply of retail space or a reduction in demand for real estate in the area; the attractiveness of the Properties to tenants; competition from other available space; the quality of maintenance, insurance and management services; and increased operating costs. In addition, other factors may adversely affect a Property's value, including changes in government regulations and other laws, rules and regulations governing real estate, zoning or taxes, changes in interest rate levels, the availability of financing and potential liability under environmental and other laws.

         Equity real estate investments are relatively illiquid and therefore tend to limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions. All of the Properties are in the same line of business. In addition, certain significant expenditures associated with each equity investment (such as debt service, real estate taxes and operating and maintenance costs) are generally not reduced when circumstances cause a reduction in income from the investment. If any Property fails, the ability to convert the Property to an attractive alternative use or to sell the Property to recoup the Company's investment may be limited. Should any of the foregoing events occur, the Company's income and funds available for distribution would be adversely affected.

         Under various federal, state and local laws, ordinances and regulations, the Company may be considered an owner or operator of real property or may have arranged for the disposal or treatment of hazardous or toxic substances and, therefore, may become liable for the costs of removal or remediation of certain hazardous substances released on or in its Properties or disposed of by it, as well as certain other potential costs which could relate to hazardous or toxic substances. Such laws often impose such liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances. The failure to remediate properly such substances may adversely affect the owner's ability to sell such real estate or to borrow using such real estate as collateral. Such costs or liabilities may exceed the value of such real estate.

         The Company carries comprehensive liability, fire, flood, extended coverage and rental loss insurance with respect to its Properties with policy specifications and insured limits that it believes are customary for similar properties. The Company also carries comprehensive earthquake and pollution cleanup coverage on all its Properties. With respect to the Mills only, the Company carries off-premises power coverage and with respect to Sawgrass Mills only, the Company carries sinkhole coverage. There are certain types of losses (generally of a catastrophic nature, such as wars or other acts of God) which may be either uninsurable or not economically insurable. Should an uninsured loss occur with respect to a Property, the Company could lose both its invested capital in and anticipated profits from the Property.

RISKS RELATING TO CONTROL OF THE COMPANY

         The major policies of the Company, including its policies with respect to development, acquisitions, financing, growth, operations, debt capitalization and distributions, are determined by the Company's Board of Directors. The Board of Directors may revise these and other policies from time to time, subject to certain limitations, without the approval of stockholders. Accordingly, stockholders have little control over changes in policies of the Company other than its policy of maintaining its qualification as a REIT. A change in these policies could adversely affect the Company's financial condition or results of operations.

         Certain provisions in the Amended and Restated Certificate of Incorporation of the Company (the "Certificate of Incorporation") and the Amended and Restated Bylaws of the Company (the "Bylaws") may have the effect of discouraging a third party from making an acquisition proposal for the Company and may thereby have the effect of impeding a change in control of the Company under circumstances that could give the holders of Common Stock the opportunity to realize a premium over the then prevailing market price. The Certificate of Incorporation further authorizes the Board of Directors to issue up to 20,000,000 preferred shares of capital stock, $.01 par value per share ("Preferred Stock"), and to establish the preferences and rights (including the right to vote and the right to convert into Common Stock) of any shares of Preferred Stock issued. The power to issue Preferred Stock could have the effect of delaying or preventing a change in control of the Company even if a change in control were in the best interests of the stockholders. The Ownership Limit (as defined under "-- Risks Relating to Qualification and Operation as a REIT") also may have the effect of precluding acquisition of control of the Company by a third party even if a change in control were in the best interests of the stockholders. In addition, the Board of Directors of the Company has three classes of directors. Directors for each class are chosen for a three-year term upon the expiration of the current class' term. The staggered terms for directors may affect the stockholders' ability to change control of the Company even if a change in control were in the stockholders' best interest. See "Capital Stock of the Company--Restrictions on Transfer; Excess Stock" and "-- Certain Provisions of the Certificate of Incorporation and Bylaws."

         The Company has invested and expects in the future to invest in certain instances as a co-venturer or partner in the development of new Properties, instead of developing projects directly. Such investments may involve risks not present in a wholly-owned development project, including the absence of exclusive control over the development, financing, leasing, management and other aspects of the project and the possibility that the Company's co-venturer or participating lender might become bankrupt, have interests or goals that are inconsistent with those of the Company, take action contrary to the instructions, requests or interests of the Company or otherwise impede the Company's objectives. The Operating Partnership may also have fiduciary responsibilities to the other investors which may conflict with the interests of the Company's stockholders.

POSSIBLE ADVERSE CONSEQUENCES OF LIMITS ON OWNERSHIP OF STOCK



         In order to maintain its qualification as a REIT, not more than 50% in number or value of the outstanding capital stock of the Company may be owned, directly or constructively under the applicable attribution rules of the Code, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. In order to protect the Company from the risk of losing its REIT status due to concentration of ownership among its stockholders, the Company has limited ownership of the issued and outstanding shares of capital stock by any single stockholder to 5% of the outstanding Common Stock (determined taking into account certain ownership attribution rules) (with exceptions for certain persons that became stockholders or Unit holders in the Formation Transactions). The Board of Directors may waive the percentage ownership limit if it is satisfied that ownership in excess of this limit will not jeopardize the Company's status as a REIT. See "Capital Stock of the Company Restrictions on Transfer; Excess Stock." A transfer of Common Stock to a person who, as a result of the transfer, violates the ownership limit will be void. Shares of Common Stock acquired in breach of the limitation will be automatically exchanged for shares of a separate class of stock not entitled to vote or to participate in distributions ("Excess Stock"). In addition, ownership, either directly or indirectly under the applicable attribution rules of the Code, of stock in excess of the ownership limit generally will result in the conversion of those shares into Excess Stock. Excess Stock may be redeemed by the Company for the lesser of the price paid and the average closing price for the ten trading days preceding redemption. See "Capital Stock of the Company Restrictions on Transfer; Excess Stock" for additional information regarding the ownership limits.


CERTAIN TAX RISKS


         The Company believes that it has qualified and will continue to qualify as a REIT under the Code, commencing with its taxable year ended December 31, 1994. However, no assurance can be given that the Company has so qualified or will remain so qualified. Qualification as a REIT involves the satisfaction of numerous requirements (some on an annual and quarterly basis) established under highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations, and involves the determination of various factual matters and circumstances not entirely within the Company's control. In addition, no assurance can be given that new legislation, Treasury Regulations, existing administrative interpretations (which are not necessarily binding on the Internal Revenue Service (the "IRS")) or court decisions will not significantly change the Company's qualification as a REIT or the Federal income tax consequences of such qualification to the Company.


         If the Company were to fail to qualify as a REIT in any taxable year, the Company would be subject to Federal income tax (including any applicable alternative minimum tax) on its taxable income at corporate rates. Moreover, unless entitled to relief under certain statutory provisions, the Company also would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. The additional tax incurred in such event would significantly reduce the cash flow available for distribution to stockholders and to meet debt service obligations. In addition, distributions to stockholders would no longer be required to be made. See "Federal Income Tax Considerations--Taxation of the Company."

         The Company believes that the Operating Partnership, the Management Partnership, and each of the other partnership and limited liability company subsidiaries will qualify for treatment as partnerships under the Code. If any of such subsidiaries fails to qualify for such treatment under the Code, the Company would cease to qualify as a REIT, and such subsidiary would be subject to Federal income tax (including any alternative minimum tax) on its income at corporate rates. See "Federal Income Tax Considerations -- Other Tax Considerations."

         To obtain the favorable tax treatment associated with qualifying as a REIT under the Code, the Company generally is required each year to distribute to its stockholders at least 95% of its net taxable income. See "Federal Income Tax Considerations--Taxation of the Company (Annual

Distribution Requirements)." The Company could be required to borrow funds on a short-term basis to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT, even if management believed that then prevailing market conditions were not generally favorable for such borrowings.

         Even if the Company continues to qualify as a REIT, it is and will be subject to certain Federal, state and local taxes on its income and property. See "Federal Income Tax Considerations." In addition, the Company's net income, if any, from the development activities and other operations conducted through the Third-Party Services Corporation will be subject to federal income tax. See "Federal Income Tax Considerations--Other Tax Consequences."

                          CAPITAL STOCK OF THE COMPANY


         The summary of the terms of the capital stock of the Company set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the Certificate of Incorporation and Bylaws, copies of which are exhibits to the Registration Statement of which this Prospectus is a part.




         As of March 31, 1996, the authorized capital stock of the Company consisted of 100,000,000 shares of voting Common Stock, $.01 par value per share, 20,000,000 shares of preferred stock, $.01 par value per share ("Preferred Stock"), and 50,000,000 shares of non-voting common stock, $.01 par value per share ("Excess Stock"). Each outstanding share of voting Common Stock will entitle the holder to vote on all matters presented to stockholders for vote.


         The Certificate of Incorporation provides for the Board of Directors to be divided into three classes of directors, with one class of the directors elected by the stockholders annually. The term of one class of directors consisting of four positions (one of which is vacant) will expire at the 1996 annual meeting of stockholders; the term of another class of directors comprised of five directors will expire at the 1997 annual meeting of stockholders; and the term of the final class of directors comprised of four directors will expire at the 1998 annual meeting of stockholders. At each annual meeting of stockholders, the class of directors to be elected at such meeting will be elected for a three-year term and the directors in the other two classes will continue in office. The effect of the provisions in the Certificate of Incorporation with respect to the classified board may be to render more difficult a change in control of the Company or removal of incumbent directors. Holders of Common Stock have no right to cumulative voting for the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the shares of Common Stock are able to elect all of the successors of the class of directors whose term expires at that meeting. Directors may be removed by the holders of the shares of Common Stock only for cause and only with the affirmative vote of the holders of at least 66 2/3% of the shares of Common Stock entitled to vote for the election of directors.

COMMON STOCK

         All Offered Shares are duly authorized, fully paid and nonassessable. Subject to such preferential rights as may be granted by the Board of Directors in connection with the future issuance of Preferred Stock, holders of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders. Holders of Common Stock are entitled to dividends if, and when, declared by the Board of Directors of the Company out of funds legally available therefor. Holders of shares of Common Stock have no preemptive or other rights to subscribe for additional Common Stock. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably with any holders of Excess Stock in all assets of the Company that are legally available for distribution after payment of all debts and other liabilities and subject to any prior rights of holders of Preferred Stock, if any, then outstanding. The Company currently pays regular quarterly dividends.

PREFERRED STOCK


         The Certificate of Incorporation authorizes the Board of Directors to establish one or more classes of Preferred Stock and to determine, with respect to any class of Preferred Stock, the preferences, rights and other terms of such class. The Company believes that the ability of the Board of Directors to issue one or more classes of Preferred Stock provides the Company with increased flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs which might arise. The authorized shares of Preferred Stock, as well as authorized but unissued shares of Common Stock, are available for issuance without further action by the Company's stockholders, unless the action is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company's securities may be listed or traded. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate transactions, could, among other things, adversely affect the voting power or other rights of the holders of Common Stock and make it more difficult for a third party to make an acquisition proposal for the Company. See "Risk Factors -- Risks Relating to Control of the Company."


RESTRICTIONS ON TRANSFER; EXCESS STOCK

         For the Company to continue to qualify as a REIT under the Code, not more than 50% in value of its outstanding capital stock may be owned, directly or constructively, by five or fewer individuals (as defined in the Code) during the last half of a taxable year, the Common Stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (or during a proportionate part of a shorter taxable year) and certain percentages of the Company's gross income must be from particular activities. See "Federal Income Tax Considerations -- Taxation of the Company -- Requirements for Qualification." Because the Board of Directors believes it is essential for the Company to continue to qualify as a REIT, the Certificate of Incorporation contains a provision restricting the acquisition of the Company's capital stock that is intended to help the Company meet the applicable ownership requirements (the "Ownership Limit Provision").


         The Ownership Limit Provision provides that, subject to certain exceptions specified in the Certificate of Incorporation, no stockholder (subject to certain exceptions) may own, or be deemed to own by virtue of the constructive ownership provisions of the Code, more than 5% (the "Ownership Limit") of the Company's capital stock. The Ownership Limit Provision provides that certain persons that became stockholders or Unit holders in the Formation Transactions may (subject to certain limitations) acquire additional shares pursuant to the right of any one or more of them to exchange Units in the Operating Partnership into shares of Common Stock or from other sources, subject to an overriding limitation that no person may acquire additional shares if, as a result, any five beneficial owners of the Company's capital stock would own more than 49.9% of the Company's outstanding capital stock.
The constructive ownership rules are complex and may cause the Company's capital stock owned directly or constructively by a group of related individuals and/or entities to be constructively owned by one individual or entity. As a result, the acquisition of less than 5% of the Company's capital stock (or the acquisition of an interest in an entity which owns the Company's capital stock) by an individual or entity could cause that individual or entity (or another individual or entity) to constructively own in excess of 5% of the Company's capital stock, and thus subject such capital stock to the Ownership Limit.



         The Board of Directors may waive the Ownership Limit with respect to a particular stockholder if the stockholder obtains either a ruling from the Internal Revenue Service or an opinion of counsel satisfactory to the Board of Directors which concludes that the waiver will not cause any person to violate the Ownership Limit. In addition to preserving the Company's status as a REIT, the effect of the Ownership Limit may be to prevent any person or group of persons from acquiring unilateral control of the Company. The Ownership Limit may be changed by the Board of Directors, subject to certain limitations.

         If shares of the Company's capital stock in excess of the Ownership Limit, or shares which would cause the Company to be beneficially owned by fewer than 100 persons, are acquired by any person, such acquisition would be null and void as to the intended transferee and the intended transferee would acquire no rights or economic interest in those shares. The shares of the Company's capital stock that would be in excess of the Ownership Limit will automatically be exchanged for shares of Excess Stock that will be transferred, by operation of law, to the Company as trustee of a trust for the exclusive benefit of the transferee or transferees to whom the shares are ultimately transferred (without violating the Ownership Limit). While held in trust, the Excess Stock will not be entitled to vote, will not be considered for purposes of any stockholder vote or the determination of a quorum for such vote and will not be entitled to participate in any distributions made by the Company other than liquidating distributions. The original transferee-stockholder may, at any time the Excess Stock is held by the Company in trust, designate a beneficiary of such original transferee-stockholder's interest in the trust (representing the number of shares of Excess Stock attributable to the capital stock originally held by the transferor-stockholder), provided that (i) the price paid by such designated beneficiaries does not exceed the price paid by such original transferee-stockholder, and (ii) the designated beneficiary's ownership of the capital stock represented by such Excess Stock would be permitted under the Ownership Limit Provision. Immediately following such designation, the Excess Stock would automatically be exchanged for capital stock out of the class of which the Excess Stock resulted. In addition, the Company would have the right, for a period of 90 days during the time the Excess Stock is held by the Company in trust, to purchase all or any portion of the Excess Stock from the original transferee-stockholder at a price equal to the lesser of the price paid for the stock by the transferee-stockholder and the average closing market price for the Company's capital stock on the date the Company exercises its option to purchase the stock or, if the capital stock being redeemed is not then being traded, the average of the last reported sales of the capital stock to be redeemed on the ten days immediately preceding the relevant date. This 90-day period commences on the date of the violative transfer if the transferee-stockholder gives notice of the transfer to the Company, or the date the Board of Directors determines that a violative transfer has occurred if no notice is provided.

         All certificates representing shares of the Company's capital stock will bear a legend referring to the restrictions described above.

         All persons who own a percentage of the Company's capital stock equal to or exceeding the Ownership Limit (or such lesser percentage as set forth in the Treasury Regulations) of the Company's capital stock must file a statement with the Company containing information regarding their ownership of the Company's capital stock, as set forth in the Treasury Regulations. In addition, each stockholder shall upon demand be required to disclose to the Company in writing such information with respect to the direct, indirect and constructive ownership of shares as the Board of Directors deems necessary to comply with the provisions of the Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

LIMITATION ON LIABILITY OF DIRECTORS

         The Company has adopted provisions in its Certificate of Incorporation limiting the liability of directors of the Company for monetary damages. The effect of this provision in the Certificate of Incorporation is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in certain limited situations. This provision does not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. The provisions of the Certificate of Incorporation described above apply to an officer of the Company only if he or she is a director of the Company and is acting in his or her capacity as director, and do not apply to officers of the Company who are not directors. These provisions will not alter the liability of directors under federal securities laws.

INDEMNIFICATION AGREEMENTS

         The Company has entered into indemnification agreements with each of the Company's officers and directors. The indemnification agreements require, among other things, that the Company indemnify its officers and directors to the fullest extent permitted by law, and advance to the officers and directors all related expenses subject to reimbursement if it is subsequently determined that indemnification is not permitted. The Company must also indemnify and advance all expenses incurred by officers and directors seeking to enforce their rights under the indemnification agreements, and cover officers and directors under the Company's directors' and officers' liability insurance. Although the form of indemnification agreement offers substantially the same scope of coverage afforded by provisions in the Certificate of Incorporation and the Bylaws, it provides greater assurance to directors and officers that indemnification will be available, because, as a contract, it cannot be modified unilaterally in the future by the Board of Directors or by the stockholders to eliminate the rights it provides.

CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BYLAWS

         The Certificate of Incorporation and the Bylaws contain certain provisions that could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to negotiate first with the Board of Directors. The Company believes that the benefits of these provisions outweigh the potential disadvantages of discouraging such proposals because, among other things, negotiation of such proposals might result in an improvement of their terms. The description set forth below is intended as a summary only and is qualified in its entirety by reference to the Certificate of Incorporation and the Bylaws. See also "Capital Stock of the Company--Restrictions on Transfer; Excess Stock."

         Amendment of Certificate of Incorporation and Bylaws. The Company's Certificate of Incorporation provides that the provisions therein relating to total number of shares of capital stock, issuance of rights to purchase capital stock and other securities, stockholder action, special meetings of stockholders, the staggered Board of Directors, the number of directors, vacancies on the Board of Directors, removal of directors, personal liability of directors, indemnification, and amendments to the Certificate of Incorporation or Bylaws may be amended, altered, changed or repealed only by the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the shares of capital stock then entitled to vote, voting as a single class.

         The remaining provisions of the Company's Certificate of Incorporation may be amended, altered, changed or repealed only by the affirmative vote of both a majority of the members of the Board of Directors and a majority of the voting power of all of the shares of capital stock of the Company then entitled to vote, voting as a single class. The Company's Certificate of Incorporation also provides that the Bylaws may be adopted, amended, altered, changed or repealed by the affirmative vote of the majority of the members of the Board of Directors.

         These provisions are intended to make it more difficult for stockholders to circumvent certain other provisions contained in the Company's Certificate of Incorporation and Bylaws, such as those that provide for the classification of the Board of Directors. See "-- Classified Board of Directors." These provisions, however, also make it more difficult for stockholders to amend the Certificate of Incorporation or Bylaws without the approval of the Board of Directors.

         Classified Board of Directors. The Certificate of Incorporation and the Bylaws divide the Board of Directors into three classes of directors, each with at least three members. The classes each serve staggered three-year terms. The classification of directors has the effect of making it more difficult for stockholders to change the composition of the Board of Directors. The Company believes, however, that the longer time required to elect a majority of a classified Board of Directors will help to ensure continuity and stability of the Company's management and policies.

         The classification provisions could also have the effect of discouraging a third party from accumulating large blocks of the Company's Common Stock or attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. Accordingly, stockholders could be deprived of certain opportunities to sell their shares of Common Stock at a higher market price than might otherwise be the case.

         Number of Directors, Removal, Filling Vacancies. The Certificate of Incorporation provides that the number of directors will be fixed by the Bylaws. The Bylaws provide that the number of directors will be fixed by the Board of Directors. The Board of Directors has currently fixed the number of directors at 13. In addition, the Bylaws provide that the number of directors shall not be increased by 50% or more in any 12-month period without the approval of at least 66 2/3% of the directors then in office. The Certificate of Incorporation provides that any vacancies will be filled by the affirmative vote of a majority of the remaining directors, even if less than a quorum. Accordingly, the Board of Directors could temporarily prevent any stockholder from enlarging the Board of Directors and filling the new directorships with such stockholder's own nominees.


         The Certificate of Incorporation also provides that directors may be removed for cause by the vote of the holders of at least 66 2/3% of the Common Stock.


         No Stockholder Action by Written Consent; Special Meetings. The Certificate of Incorporation and the Bylaws provide that stockholder action can be taken only at an annual or special meeting of stockholders. They also prohibit stockholder action by written consent in lieu of a meeting, calling a special meeting or requiring that the Board of Directors call a special meeting of stockholders. These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

         Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals. The Bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of stockholders of the Company (the "Stockholder Notice Procedure").

         The Stockholder Notice Procedure provides that (i) only persons who are nominated by, or at the direction of, the Board of Directors, or by a stockholder who has given timely written notice containing specified information to the Secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company, and (ii) at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, the Board of Directors or by a stockholder who has given timely written notice to the Secretary of the Company of such stockholder's intention to bring such business before the meeting. In general, for notice of stockholder nominations or business to be timely, the notice must be received by the Company not less than 60 days nor more than 90 days prior to the first anniversary of the previous year's annual meeting.

         The purpose of requiring stockholders to give the Company advance notice of nominations and other business is to afford the Board of Directors a meaningful opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposed business and, to the extent deemed necessary or desirable by the Board of Directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although the Bylaws do not give the Board of Directors any power to disapprove stockholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to the Company and its stockholders.

         Section 203. By an amendment to the Certificate of Incorporation, the Company has elected not to be governed by Section 203 of the Delaware General Corporation Law ("Section 203"), which prohibits, subject to certain exceptions specified therein, a corporation from engaging in any business combinations with any "interested stockholder" for a three-year period following the date that such stockholder becomes an interested stockholder. Under Section 203, this amendment became effective 12 months after its adoption and will not apply to any business combination between the Company and any person who became an "interested stockholder" of the Company on or prior to the date on which the amendment was adopted. Certain individuals (including Laurence C. Siegel, Harry H. Nick and Herbert S. Miller) became "interested stockholders" under
Section 203 in connection with the formation of the Company, and any business combinations with such individuals are exempt from the restrictions of Section 203.


TRANSFER AGENT AND REGISTRAR



         The Transfer Agent, Registrar and Dividend Disbursing Agent for the shares of Common Stock of the Company is First Chicago Trust Company of New York.


                       FEDERAL INCOME TAX CONSIDERATIONS

GENERAL

         The following is a description of certain Federal income tax considerations to the Company and the holders of Common Stock of the treatment of the Company as a REIT under applicable provisions of the Code. The following discussion, which is not exhaustive of all possible tax considerations, does not give a detailed discussion of any state, local or foreign tax considerations. Nor does it discuss all of the aspects of Federal income taxation that may be relevant to a prospective stockholder in light of his or her particular circumstances or to certain types of stockholders (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) who are subject to special treatment under the Federal income tax laws. As used in this section, the term "Company" refers solely to The Mills Corporation and not to the Operating Partnership, the Third-Party Services Corporation, or other entities.


         The statements in this discussion are based on current provisions of the Code, existing, temporary, and currently proposed Treasury Regulations promulgated under the Code, the legislative history of the Code, existing administrative rulings and practices of the IRS (including its practices and policies in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling), and judicial decisions. No assurance can be given that future legislative, judicial, or administrative actions or decisions, which may be retroactive in effect, or changes in administrative practices and policies of the IRS will not materially affect the accuracy of any statements in this Prospectus.


         EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF SHARES IN AN ENTITY ELECTING TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.


TAXATION OF THE COMPANY

         General.   The Company, which is considered a corporation for Federal income tax purposes, has elected to be taxed as a REIT under Sections 856 through 860 of the Code effective commencing with its taxable year ended December 31, 1994. The Company believes that it is organized and has operated in such a manner so as to qualify for taxation as a REIT under the Code, and the Company intends to continue to operate in such a manner. No assurance, however, can be given that the Company has operated in a manner so as to qualify as a REIT or that it will continue to operate in such a manner in the future. Qualification and taxation as a REIT depends upon the Company's ability to meet on a continuing basis, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code on REITs, some of which are summarized below. While the Company intends to operate so that it qualifies as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in circumstances of the Company, no assurance can be given that the Company satisfies such tests or will continue to do so. See "--Failure to Qualify" below.

         The following is a general summary of the Code provisions that govern the Federal income tax treatment of a REIT and its stockholders. These provisions of the Code are highly technical and complex. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations and administrative and judicial interpretations thereof.

         If the Company qualifies for taxation as a REIT, it generally will not be subject to Federal corporate income taxes on net income that it currently distributes to stockholders. However, the Company will be subject to Federal income tax on any income that it does not distribute and will be subject to Federal income tax in certain circumstances on certain types of income even though that income is distributed.

         Requirements for Qualification.   The Code defines a REIT as a
corporation, trust or association (1) that is managed by one or more trustees or directors; (2) the beneficial ownership of which is evidenced by transferable shares of stock, or by transferable certificates of beneficial interest; (3) that would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code; (4) that is neither a financial institution nor an insurance company subject to certain provisions of the Code; (5) the beneficial ownership of which is held by 100 or more persons; (6) that during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities); and (7) that meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (1) through (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. The Company's Certificate of Incorporation contains restrictions regarding the transfer of its Common Stock that are intended to assist the Company in continuing to satisfy the share ownership requirements described in (5) and (6) above. See "Capital Stock of the Company--Restrictions on Transfer; Excess Stock."


         Section 856(i) of the Code provides that a corporation which is a "qualified REIT subsidiary" (defined generally to mean any corporation if 100% of the stock of such corporation is held by the real estate trust at all times during the period such corporation was in existence) shall not be treated as a separate corporation and all assets, liabilities, and items of income, deduction and credit of a "qualified REIT subsidiary" shall be treated as assets, liabilities, and items of income, deduction and credit (as the case may be) of the real estate investment trust. Thus, in applying the requirements herein, the Company's "qualified REIT subsidiaries" would be ignored, and all assets, liabilities, and items of income, deduction and credit of such subsidiaries would be treated as assets, liabilities and items of income, deduction and credit of the Company. Potomac Mills Finance Corp., The Mills GP, Inc., Washington Potomac Partners Corp., and Mills Grapevine Corporation are all qualified REIT subsidiaries.


         If a REIT is a partner in a partnership, the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the assets and gross income (as defined in the Code) of the partnership attributed to the REIT will retain the same character as in the hands of the partnership for purposes of Section 856 of the Code, including satisfying the gross income tests and the assets tests described below. Thus, proportionate share of the assets, liabilities and items of income of the Operating Partnership the Company's and its subsidiary partnerships or limited liability companies are treated as assets, liabilities and items of income of the Company for purposes of applying the requirements described herein.


         Absence of C Corporation Earnings and Profits.   A corporation will
qualify as a REIT only if, at the close of its taxable year, it has no earnings and profits accumulated in any non-REIT tax year. The Company was formed in 1991 but was not active until 1993. The Company elected S corporation status for its taxable years commencing with January 1, 1993. The Company terminated its S election immediately prior to its initial public offering in April of 1994. If the Company's S corporation election was valid for all of its taxable years commencing with January 1, 1993, including its short S corporation year ending immediately prior to its initial public offering, the Company would have no earnings and profits accumulated in any non-REIT year and thus would have met the earnings and profits requirement for its short C corporation taxable year ended December 31, 1994 and for tax years thereafter. The Company believes that it qualified as an S corporation for its taxable years commencing with January 1, 1993, and including the short S corporation year, and that it does not have, and has not had, accumulated earnings and profits from a non-REIT tax year. Nevertheless, the S corporation requirements are highly technical and complex and there can be no assurance that the IRS might not assert that the Company failed to qualify as an S corporation for some reason. In such an event, the Company would not be eligible to qualify as a REIT until the tax year when it paid out the accumulated earnings and profits from the non-REIT tax years.


         Income Tests.   In order to maintain qualification as a REIT, there
are three gross income requirements that must be satisfied annually. First, at least 75% of the REIT's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of the REIT's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from the same items which qualify under the 75% income test, and from dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. Third, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the REIT's gross income (including gross income from prohibited transactions) for each taxable year.

         Rents received by the Company will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions (related to the identity of the tenant, the computation of the rent payable, and the nature of the property leased) are met. The Company does not anticipate receiving rents that fail to meet these conditions in an amount that reasonably could be expected to jeopardize its satisfaction of the 75% and 95% gross income tests. In addition, for rents received to qualify as "rents from real property," the Company generally must not operate or manage the property or furnish or render services to tenants, other than through an "independent contractor" from whom the Company derives no revenue. The "independent contractor" requirement, however, does not apply to the extent the services provided by the Company are "usually or customarily rendered" in connection with the rental space for occupancy only and are not otherwise considered "rendered to the occupant."

         The Company, through the Operating Partnership, the Management Partnership and Mainstreet Retail Limited Partnership, a subsidiary of the Management Partnership, which are not "independent contractors," performs management and leasing activities with respect to Properties that are owned entirely or partially by the Operating Partnership. The Third-Party Services Corporation provides development services for existing properties and new properties acquired by the Company. The Company believes that all such activities, to the extent that they might be considered a service to tenants, should be considered "usually or customarily rendered" in connection with the rental of space for occupancy. There can be no assurance, however, that the IRS might not contend otherwise. If the Operating Partnership contemplates providing services in the future that reasonably might be expected not to meet the "usual or customary" standard, it will arrange to have such services provided by an independent contractor from which the Operating Partnership will receive no income.

         With respect to fees received by the Operating Partnership or other partnership entities from Properties in which the Operating Partnership owns less than a 100% interest, the Internal Revenue Service takes the position that a portion of such fees (corresponding to that portion of a Property owned by a third-party) does not qualify for the 75% or 95% gross income tests.
Mainstreet Retail Limited Partnership also manages vendor space in the common areas of third-party properties and partially-owned properties the income from which may not qualify for the 75% and 95% gross income tests.

         Services to properties in which the Operating Partnership does not own any interest are rendered by the Third-Party Services Corporation. In addition, the Third-Party Services Corporation provides development services to the Properties, as discussed above. The Operating Partnership owns 99% of the non-voting preferred stock and 5% of the voting common stock of the Third-Party Services Corporation. The Operating Partnership also holds a note issued by the Third-Party Services Corporation. The Company's share of any dividend or interest received from the Third-Party Services Corporation should qualify for purposes of the 95% test, but not for purposes of the 75% test. The Company does not anticipate that it will receive sufficient dividends and interest from the Third-Party Services Corporation to cause it to exceed the limit on non-qualifying income under the 75% test.

         In addition to rents, the Operating Partnership derives income from interest on the mortgage loans extended by the Operating Partnership to the Property Partnership holding Franklin Mills which will qualify for purposes of the 75% and 95% gross income tests. To qualify for the 95% gross income test, interest cannot depend in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be disqualified solely by reason of being based on fixed percentage or percentages of receipts or sales. The Operating Partnership does not charge interest dependent in whole or in part on profits.

         If the Company fails to satisfy one or both of the 75% or the 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. Even if these relief provisions were to apply, however, a tax would be imposed with respect to the "excess net income" attributable to the failure to satisfy the 75% and 95% gross income tests.

         Asset Tests.   The Company, at the close of each quarter of its
taxable year, must also satisfy three tests relating to the nature of its assets: (i) at least 75% of the value of the Company's total assets must be represented by "real estate assets," cash, cash items and government securities; (ii) not more than 25% of the Company's total assets may be represented by securities other than those in the 75% asset class; and (iii) of the investments included in the 25% asset class, the value of any one issuer's securities (other than an interest in a partnership, shares of a "qualified REIT subsidiary" or another REIT) owned by the Company may not exceed 5% of the value of the Company's total assets, and the Company may not own more than 10% of any one issuer's outstanding voting securities (other than an interest in a partnership, shares of a "qualified REIT subsidiary" or another REIT). The Operating Partnership owns 99% of the nonvoting preferred stock and 5% of the voting common stock of the Third-Party Services Corporation. In addition, the Operating Partnership owns a note issued by the Third-Party Services Corporation, and by virtue of its ownership of Units, the Company is considered to own its pro rata share of the stock of the Third-Party Services Corporation owned by the Operating Partnership and the note of the Third-Party Services Corporation. Neither the Company nor the Operating Partnership, however, owns more than 10% of the voting securities of the Third-Party Services Corporation. In addition, the Company and its senior management believe that the Company's pro rata share of the value of the securities of the Third-Party Services Corporation (taking into account both the Company's pro rata share of the stock of the Third-Party Services Corporation and the Company's pro rata share of the note of the Third-Party Services Corporation) does not exceed 5% of the total value of the Company's assets. There can be no assurance, however, that the IRS might not contend either that the value of the securities of the Third-Party Services Corporation held by the Company (through the Operating Partnership) exceeds the 5% value limitation or that the nonvoting stock of the Third-Party Services Corporation owned by the Operating Partnership should be considered "voting stock" for this purpose.

         The 5% value requirement must be satisfied each time the Company increases its ownership of securities of the Third-Party Services Corporation (including as a result of increasing its interest in the Operating Partnership as limited partners exercise their redemption rights). Although the Company plans to take steps to ensure that it satisfies the 5% value test for any quarter with respect to which retesting is to occur, there can be no assurance that such steps will always be successful or will not require a reduction in the Company's overall interest in the Third-Party Services Corporation.

         Annual Distribution Requirements.   To qualify as a REIT, the Company
generally must distribute to its stockholders at least 95% of its income each year. In addition, the Company will be subject to tax on the undistributed amount and also may be subject to a 4% excise tax on undistributed income in certain events.

         The Company believes that it has made, and expects to continue to make, timely distributions sufficient to satisfy the annual distribution requirements. It is possible, however, that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the distribution requirements. In that event, the Company may cause the Operating Partnership to arrange for short-term, or possibly long-term, borrowing to permit the payments of required dividends.

         Failure to Qualify.   If the Company fails to qualify for taxation as
a REIT in any taxable year, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Unless entitled to relief under specific statutory provisions, the Company also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.


PENALTY TAX ON PROHIBITED TRANSACTIONS

         The Company's share of any gain realized on the sale of any property held as inventory or otherwise primarily for sale to customers in the ordinary course of its trade or business generally will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income will also have an adverse effect upon the Company's ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction.
The Operating Partnership, through the Property Partnerships, intends to hold the Properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating the Properties and other retail properties and to make such occasional sales of the Properties as are consistent with the Company's investment objectives. Based upon such investment objectives, the Company believes that in general the Properties should not be considered inventory or other property held primarily for sale to customers in the ordinary course of a trade or business and that the amount of income from prohibited transactions, if any, will not be material. Nevertheless, the IRS could contend otherwise. In particular, the Company indirectly owns parcels of land which are located adjacent to a particular Property that are not necessarily required for use within the regional outlet mall or community shopping center located at the Property (referred to as "outparcels"). The Company may sell one or more of these outparcels from time to time. In addition, in connection with the development of a regional outlet mall at a Property, the Company may sell parcels of land within the mall ("anchor parcels") to major anchor tenants who desire to own the land on which their facility is located. The Company believes that the outparcels and anchor parcels should not be considered inventory or as held primarily for sale to customers in the ordinary course of the Company's trade or business, but there is a risk that the IRS could contend otherwise, in which event, the profit from such sales allocable to the Company would be subject to a 100% tax. In the event that the Company determines that the level of such activity with respect to the outparcels and/or anchor parcels is sufficient to cause such sales to be subject to 100% tax, the Company intends to hold and sell such parcels through a separate corporation in which the Operating Partnership would hold a non-voting stock interest. The Company would structure the stock interest owned by the Operating Partnership in any such corporation to ensure that the various asset tests described above were not violated (i.e., the Operating Partnership would not own more than 10% of the voting securities of such corporation and the value of the stock interest would not exceed 5% of the value of the Company's total assets). Such corporation would be subject to a corporate level tax on its taxable income attributable to land sales, thereby reducing the amount of cash available for distribution.


TAXATION OF TAXABLE DOMESTIC STOCKHOLDERS

         As long as the Company qualifies as a REIT, distributions made to the Company's taxable domestic stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income, and corporate stockholders will not be eligible for the dividends received deduction as to such amounts.
Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the stockholder has held its stock. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current or accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's Common Stock, but rather will reduce the adjusted basis of such Common Stock. To the extent that such distributions exceed the adjusted basis of a stockholder's Common Stock, they will be included in income as long-term capital gain (or short-term capital gain if the Common Stock have been held for one year or less), assuming the Common Stock are a capital asset in the hands of the stockholder.

         In general, a domestic stockholder will realize capital gain or loss on the disposition of Common Stock equal to the difference between (i) the amount of cash and the fair market value of any property received on such disposition and (ii) the stockholder's adjusted basis of such Common Stock. Such gain or loss generally will constitute long-term capital gain or loss if the stockholder has held such shares for more than one year. Loss upon a sale or exchange of Common Stock by a stockholder who has held such Common Stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such stockholder as long-term capital gain.

         Under certain circumstances, domestic stockholders may be subject to backup withholding at the rate of 31% with respect to dividends paid.

TAXATION OF TAX EXEMPT STOCKHOLDERS

         The Company does not expect that distributions by the Company to a stockholder that is a tax-exempt entity will constitute "unrelated business taxable income" ("UBTI"), provided that the tax-exempt entity has not financed the acquisition of its Common Stock with "acquisition indebtedness" within the meaning of the Code and the Common Stock are not otherwise used in an unrelated trade or business of the tax-exempt entity.

TAXATION OF NON-U.S. STOCKHOLDERS

         The rules governing U.S. Federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders (collectively, "Non-U.S. Stockholders") are complex, and no attempt will be made herein to provide more than a limited summary of such rules. Prospective Non-U.S. Stockholders should consult with their own tax advisors to determine the impact of U.S. Federal, state and local income tax laws with regard to an investment in Common Stock, including any reporting requirements.

         Distributions that are not attributable to gain from sales or exchanges by the Company of U.S. real property interests and not designated by the Company as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Such distributions, ordinarily, will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces that tax. Distributions in excess of current and accumulated earnings and profits of the Company will not be taxable to a Non-U.S. Stockholder to the extent that they do not exceed the adjusted basis of the stockholder's Common Stock, but rather will reduce the adjusted basis of such Common Stock. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Stockholder's Common Stock, they will give rise to tax liability if the Non-U.S. Stockholder would otherwise be subject to tax on any gain from the sale or disposition of his Common Stock as described below (in which case they also may be subject to a 30% branch profits tax if the stockholder is a foreign corporation). If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current or accumulated earnings and profits, the entire distribution will be subject to withholding at the rate applicable to dividends. However, the Non-U.S. Stockholder may seek a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of current or accumulated earnings and profits of the Company.

         For any year in which the Company qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by the Company of U.S. real property interests will be taxed to a Non-U.S. Stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA") at the normal capital gain rates applicable to U.S. stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Stockholder not entitled to treaty relief or exemption. The Company is required to withhold 35% of any distribution that is or could be designated by the Company as a capital gain dividend. The amount withheld is creditable against the Non-U.S. Stockholder's FIRPTA tax liability.

         Gain recognized by a Non-U.S. Stockholder upon a sale of Common Stock generally will not be taxed under FIRPTA if the Company is a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. The Company believes that it is a "domestically controlled REIT," and, therefore, that the sale of Common Stock will not be subject to taxation under FIRPTA. If the gain on the sale of Common Stock were to be subject to tax under FIRPTA, the Non-U.S. Stockholder would be subject to the same treatment as U.S. stockholders with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals), and the purchaser of the Common Stock would be required to withhold and remit to the IRS 10% of the purchase price.

OTHER TAX CONSIDERATIONS

         Effect of Tax Status of Operating Partnership, Management Partnership and Other Partnership Subsidiaries on REIT Qualification. Substantially all of the Company's investments are through the Operating Partnership and Property Partnerships (including limited liability companies which own interests in the Property Partnerships and in which the Operating Partnership owns interests) which hold title to the Properties. The Operating Partnership also carries out activities through the Management Partnership and various subsidiary partnerships and limited liability companies (together with the Property Partnerships, the "Subsidiary Partnerships"). The Operating Partnership and the Subsidiary Partnerships may involve special tax considerations. Such considerations include (i) the allocations of income and expense items of the Operating Partnership, which could affect the computation of taxable income of the Company, (ii) the status of the Operating Partnership and the Subsidiary Partnerships as partnerships (as opposed to associations taxable as corporations) for income tax purposes, and (iii) the taking of actions by the Operating Partnership and the Subsidiary Partnerships that could adversely affect the Company's qualification as a REIT. The Company believes that the Operating Partnership and the Subsidiary Partnerships each qualify for tax purposes as a partnership (and not as an association taxable as a corporation). If, however, either the Operating Partnership and/or the Subsidiary Partnerships were treated as an association taxable as a corporation, the Company would fail to qualify as a REIT for a number of reasons.

         Tax Allocations with Respect to the Properties.   The Operating
Partnership was formed by way of contributions of appreciated property (including certain of the Properties). When property is contributed to a partnership in exchange for an interest in the partnership, the partnership generally takes a carryover basis in that property for tax purposes equal to the adjusted basis of the contributing partner in the property, rather than a basis equal to the fair market value of the property at the time of contribution (this difference is referred to as a "Book-Tax Difference"). The Partnership Agreement requires allocations of income, loss, gain and deduction with respect to the contributed Property be made in a manner consistent with the special rules in section 704(c) of the Code and the regulations thereunder, which allocations will tend to eliminate the Book-Tax Differences with respect to the contributed Properties over the life of the Operating Partnership. However, because of certain technical limitations, the special allocation rules of section 704(c) of the Code may not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed Properties in the hands of the Operating Partnership could cause the Company (i) to be allocated lower amounts of depreciation and other deductions for tax purposes than would be allocated to the Company if all Properties were to have a tax basis equal to their fair market value at the time of their contribution to the Operating Partnership, and (ii) possibly to be allocated taxable gain in the event of a sale of such contributed Properties in excess of the economic or book income allocated to the Company as a result of such sale.

         Third-Party Services Corporation.   A portion of the amount
distributed by the Company to stockholders comes from the Third-Party Services Corporation, through dividends on stock held by the Operating Partnership and payments on the note held by the Operating Partnership. The Third-Party Services Corporation does not qualify as a REIT and thus pays Federal, state and local income taxes on its net income at normal corporate rates. As a result of interest and other deductions, the Third-Party Service Corporation does not pay significant income tax currently. There can be no assurance, however, that the IRS will not challenge these deductions. In any event, future increases in the income of the Third-Party Services Corporation will be subject to income tax. Any Federal, state or local income taxes that the Third-Party Services Corporation is required to pay reduces the cash available for distribution by the Company to its stockholders. In addition, as described above, the value of the securities of the Third-Party Services Corporation held by the Company cannot exceed 5% of the value of the Company's assets at a time when a limited partner exercises his redemption right. See "Taxation of the Company--Asset Tests." This limitation may restrict the ability of the Third-Party Services Corporation to increase the size of its respective business unless the value of the assets of the Company is increasing at a commensurate rate.

         State and Local Taxes.   The Company and its stockholders may be
subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its stockholders may not conform to the Federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Common Stock of the Company.

                              SELLING STOCKHOLDERS


         The table below sets forth certain information concerning the Selling Stockholders. The Offered Shares are beneficially owned by certain clients of Cohen & Steers for which Cohen & Steers acts as investment advisor. Cohen & Steers, acting on behalf of such clients, purchased the Offered Shares from Herbert S. Miller and certain of his affiliates, pursuant to a stock purchase agreement, on or about January 25, 1996. Neither Cohen & Steers nor any of the Selling Stockholders has held any position or office or, to the knowledge of the Company, has had any material relationship with the Company or any affiliate or predecessor of the Company within the past three years.


         The Offered Shares represent 8.9% of the number of shares of Common Stock outstanding as of April 15, 1996. Since the Selling Stockholders may sell all or some of their Offered Shares, no estimate can be made of the number of Offered Shares that will be sold by the Selling Stockholders or will be owned, beneficially or otherwise, by each of the Selling Stockholders upon completion of the offering. There is no assurance that the Selling Stockholders will sell any of the Offered Shares.

                                                                                 NUMBER OF
                                                                               SHARES OWNED
                                                                                AND OFFERED
NAME                                                                               HEREBY
- ----                                                                          ----------------
Amidline & Co.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  240,900
Atwell & Co.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  715,400
Bob & Co. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 11,100
Booth & Co. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 48,400
Bost & Co.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 78,200
Brown Brothers Harriman . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 54,400
Cede & Co.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 50,000
Garment & Co. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 16,900
Goldman, Sachs & Co.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  5,300
Hare & Co.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  126,900
Ince & Co.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 10,600
Kane & Co.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 31,700
Pitts & Co. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7,200
Ronis & Co. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  103,000
                                                                                   -------
         TOTAL  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1,500,000
                                                                                 =========



                              PLAN OF DISTRIBUTION


         The Company will not receive any proceeds from the offering by the Selling Stockholders. Any of the Selling Stockholders may from time to time, in one or more transactions, or a series of transactions, sell all or a portion of the Offered Shares on the NYSE, in the over-the-counter market, on any other national securities exchange on which the Common Stock is listed or traded, in negotiated transactions, in underwritten transactions or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices. The offering price of the Offered Shares from time to time will be determined by the Selling Stockholders and, at the time of such determination, may be higher or lower than the market price of the Common Stock on the NYSE. In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from a Selling Stockholder or from purchasers of Offered Shares for whom they may act as agents, and underwriters may sell Offered Shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Under agreements that may be entered into by the Company, underwriters, dealers and agents who participate in the distribution of Offered Shares may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.
The Offered Shares may be sold directly or through broker-dealers acting as principal or agent, or pursuant to a distribution by one or more underwriters on a firm commitment or best-efforts basis. The methods by which the Offered Shares may be sold include (a) a block trade in which the broker-dealer so engaged will attempt to sell the Offered Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (d) an exchange distribution in accordance with the rules of the NYSE; (e) privately-negotiated transactions; and (f) underwritten transactions. The Selling Stockholders and any underwriters, dealers or agents participating in the distribution of the Offered Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of the Offered Shares by the Selling Stockholders and any commissions received by an such broker-dealers may be deemed to be underwriting commissions under the Securities Act.

         When a Selling Stockholder elects to make a particular offer of Offered Shares, a prospectus supplement, if required, will be distributed which will identify any underwriters, dealers or agents and any discounts, commissions and other terms constituting compensation from such Selling Stockholder and any other required information.

         In order to comply with the securities laws of certain states, if applicable, the Offered Shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the Offered Shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is complied with.


         The Company has agreed to pay all costs and expenses incurred in connection with the registration under the Securities Act of the Offered Shares, including, without limitation, all registration and filing fees, printing expenses and fees and disbursements of counsel and accountants for the Company. The Selling Stockholders will pay any underwriting discounts, sales and commissions, fees and disbursements of counsel for the Selling Stockholders and transfer taxes, if any. The Company also has agreed to indemnify each of the Selling Stockholders and their respective officers, directors and trustees and each person who controls (within the meaning of the Securities Act) such Selling Stockholder against certain losses, claims, damages, liabilities and expenses arising under the securities laws in connection with this offering. Each of the Selling Stockholders has agreed to indemnify the Company, its officers and directors and each person who controls (within the meaning of the Securities Act) the Company, and each of the other Selling Stockholders, against any losses, claims, damages, liabilities and expenses arising under the securities laws in connection with this offering with respect to written information furnished to the Company by such Selling Stockholder, provided, however, that the indemnification obligation is several, not joint, as to each Selling Stockholder.


                                    EXPERTS

         The consolidated financial statements and financial statement schedule of The Mills Corporation and the combined financial statements of The Mills Entities appearing in The Mills Corporation Annual Report (Form 10-K) for the year ended December 31, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and financial statement schedule, and combined financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS


         The validity of the issuance of the Offered Shares and certain tax matters described under "Federal Income Tax Considerations" will be passed upon for the Company by Hogan & Hartson L.L.P., Washington, D.C.


                             AVAILABLE INFORMATION

         The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission in accordance with the Exchange Act can be inspected and copied at the Public Reference Section maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the
Commission: Seven World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Common Stock is listed on the New York Stock Exchange under the symbol "MLS" and such reports, proxy statements and other information concerning the Company can be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

         The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement"), of which this Prospectus is a part, under the Securities Act, with respect to the Offered Shares. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance, reference is made to the copy of such contract or other documents filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Company and the Offered Shares, reference is hereby made to the Registration Statement and such exhibits and schedules which may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The document listed below has been filed by the Company under the Exchange Act with the Commission and are incorporated herein by reference:

         1. The Company's Annual Report on Form 10-K for the year ended December 31, 1995.


         2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.


         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of all Offered Shares shall be deemed to be incorporated by reference in this Prospectus and shall be part hereof from the date of filing such documents.

         Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in the Prospectus (in the case of a statement in a previously filed document incorporated or deemed to be incorporated by reference herein), in any applicable Prospectus Supplement relating to a specific offering of Offered Shares or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any accompanying Prospectus Supplement. Subject to the foregoing, all information appearing in this Prospectus and each accompanying Prospectus Supplement is qualified in its entirety by the information appearing in the documents incorporated by reference.


         The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such information). Written requests for such copies should be directed to The Mills Corporation, 3000 K Street, N.W., Suite 400, Washington, D.C. 20007,
Attention: Thomas E. Frost (telephone number: (202) 965-3600). The Company is scheduled to move its executive offices in late May 1996. After that time, written requests for such copies should be directed to The Mills Corporation, 1300 Wilson Boulevard, Arlington, VA 22209, Attention: Thomas E. Frost (telephone number: (703) 526-5000).

===========================================================
 NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN
 AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
 REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY
 REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE
 OFFERING COVERED BY THIS PROSPECTUS.  IF GIVEN OR
 MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT
 BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE
 COMPANY OR THE SELLING STOCKHOLDERS.  THIS
 PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR
 A SOLICITATION OF ANY OFFER TO BUY, THE OFFERED
 SHARES, IN ANY JURISDICTION WHERE, OR TO ANY PERSON
 TO WHOM, IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR
 SOLICITATION.  NEITHER THE DELIVERY OF THIS
 PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER
 SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN
 IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN
 THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE
 AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.


                    ________________




                   TABLE OF CONTENTS


                       PROSPECTUS

                                             PAGE
                                             ----

   The Company   . . . . . . . . . . . . .       2
   Use of Proceeds   . . . . . . . . . . .       2
   Risk Factors  . . . . . . . . . . . . .       2
   Capital Stock of the Company  . . . . .       8
   Federal Income Tax Considerations   . .      13
   Selling Stockholders  . . . . . . . . .      21
   Plan of Distribution  . . . . . . . . .      21
   Experts   . . . . . . . . . . . . . . .      22
   Legal Matters   . . . . . . . . . . . .      23
   Available Information   . . . . . . . .      23
   Incorporation of Certain Documents
      by Reference . . . . . . . . . . . .      23


===========================================================

===========================================================





                 1,500,000 SHARES






               THE MILLS CORPORATION







                   COMMON STOCK











                ___________________


                    PROSPECTUS

                ___________________






                  May     , 1996


===========================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the estimated fees and expenses payable by the Company in connection with the issuance and distribution of the securities being registered:

    Registration Fee  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $     9,149
    Printing and Duplicating Expenses   . . . . . . . . . . . . . . . . . . . . . .            2,500
    Legal Fees and Expenses   . . . . . . . . . . . . . . . . . . . . . . . . . . .           90,000
    Accounting Fees and Expenses  . . . . . . . . . . . . . . . . . . . . . . . . .           20,000
    Blue Sky Fees and Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . .            5,000
    Miscellaneous   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           18,351
                                                                                         -----------

         Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $   145,000
                                                                                          ==========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under Section 145 of the Delaware General Corporation Law (the "Delaware Law"), a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve, at the corporation's request, in such capacities with another enterprise, against expenses (including attorneys' fees), as well as judgments, fines and settlements in nonderivative lawsuits, actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. The Delaware Law provides, however, that such person must have acted in good faith and in a manner such person reasonably believed to be in (or not opposed to) the best interest of the corporation and, in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. In addition, the Delaware Law does not permit indemnification in an action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended.

     The Company's Certificate of Incorporation and Bylaws provide for mandatory indemnification of directors and officers to the maximum extent permitted by the Delaware Law. The Company has obtained directors and officers liability insurance.

     The Company has entered into indemnification agreements with each of the Company's executive officers and directors. Under these agreements, the Company has agreed to indemnify its officers and directors to the fullest extent permitted by law for damages and expenses incurred in connection with actual or threatened legal proceedings related to the indemnified person's service to the Company. The Company is obligated under these agreements to advance certain expenses to the indemnified officers and directors as they are incurred, subject to reimbursement if it is subsequently determined that the indemnified person was not entitled to indemnification. The Company also is obligated to pay expenses incurred by an indemnified officer or director in establishing a right to indemnification under the respective indemnification agreement. The Company may also elect to obtain directors' and officers' liability insurance. Although the indemnification agreements offer substantially the same scope of coverage afforded by the Certificate of Incorporation and the Bylaws, the agreements provide greater assurance to directors and executive officers that indemnification will be available, because, as contracts, they cannot be modified unilaterally by the Board of Directors or by the stockholders to alter, limit or eliminate the rights they provide to the directors and executive officers.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors and officers of the company pursuant to the foregoing provisions or otherwise, the Company has been advised that, although the validity and scope of the governing statute have not been tested in court, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In addition, indemnification may be limited by state securities laws.

         The partnership agreements of the Operating Partnership and the Management Partnerships also provide for indemnification of the Company and its officers and directors to the same extent that indemnification is provided to officers and directors of the Company in its Certification of Incorporation, and limit the liability of the Company and its officers and directors to the Operating Partnership and the Management Partnerships and their respective partners to the same extent that the liability of the officers and directors of the Company to the Company and its stockholders is limited under the Company's Certification of Incorporation.

ITEM 16.  EXHIBITS



         4.1     *    -   Certificate of Incorporation

         4.2     *    -   Bylaws

         5            -   Opinion of Hogan & Hartson L.L.P.

         8            -   Opinion of Hogan & Hartson L.L.P. regarding certain
                          tax matters

         23.1         -   Consent of Ernst & Young LLP

         23.2         -   Consent of Hogan & Hartson L.L.P. (included in
                          Exhibit 5)

         23.3         -   Consent of Hogan & Hartson L.L.P. (included in
                          Exhibit 8)

         24.1    **   -   Power of Attorney (filed as part of the signature
                          page to the Registration Statement)

         24.2         -   Power of Attorney


         -----------------
         * Included as an exhibit to the Company's Form S-11 Registration Statement, File No. 33-71524, and incorporated herein by reference.

         **      Previously filed.


ITEM 17.  UNDERTAKINGS

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                 (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                 (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                 (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement;

         provided, however, that subparagraphs (i) and (ii) above do not apply in the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in the periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the Offered Shares offered herein, and the offering of such Offered Shares at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the Offered Shares being registered which remain unsold at the termination of the offering.

         The undersigned Registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the Offered Shares offered herein, and the offering of such Offered Shares at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to existing provisions or arrangements whereby the registrant may indemnify a director, officer or controlling person of the registrant against liabilities arising under the Securities Act of 1933, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, District of Columbia, on May 28, 1996.


                                        THE MILLS CORPORATION,
                                        a Delaware corporation



                                        By:   /s/ Laurence C. Siegel
                                              ------------------------------
                                              Laurence C. Siegel
                                              Chairman of the Board of
                                              Directors, Chief Executive
                                              Officer and Director






         Pursuant to the requirements of the Securities Act, this Amendment to the Registration Statement has been signed by the following persons in the capacities indicated below on May 28, 1996:


                    Name                                                      Title
                    ----                                                      -----
 /s/ Laurence C. Siegel                                   Chairman of the Board, Chief Executive
 ---------------------------------------                  Officer and Director (principal executive
 Laurence C. Siegel                                       officer)



 *                                                        President, Chief Operating Officer and
 ---------------------------------------                  Director
 Peter B. McMillan




 *                                                        Senior Vice President and Chief Financial
 ---------------------------------------                  Officer (principal financial officer and
 Kenneth R. Parent                                        principal accounting officer)



 *                                                        Senior Executive Vice President and Director
 ---------------------------------------
 Harry H. Nick



 *                                                        Vice Chairman and Director
 ---------------------------------------
 Dietrich von Boetticher

 *                                                        Vice Chairman and Director
 ---------------------------------------
 John Ingram



 *                                                        Director
 ---------------------------------------
 Charles R. Black, Jr.



 *                                                        Director
 ---------------------------------------
 James C. Braithwaite



 *                                                        Director
 ---------------------------------------
 Joseph B. Gildenhorn



 *                                                        Director
 ---------------------------------------
 Peter A. Gordon


 *                                                        Director
 ---------------------------------------
 Herbert S. Miller



 *                                                        Director
 ---------------------------------------
 Franz von Perfall


 *                                                        Director
 ---------------------------------------
 Robert P. Pincus



* Laurence C. Siegel, by signing his name hereto, does sign this document on behalf of the persons indicated above pursuant to powers of attorney duly executed by such persons and filed with the Securities and Exchange Commission.




/s/ Laurence C. Siegel
- ------------------------------
Laurence C. Siegel
   Attorney-in-fact

                               INDEX TO EXHIBITS


Exhibit                                                                       Sequentially
Number                         Description of Exhibit                         Numbered Page
- ------                         ----------------------                         -------------
4.1      *    -   Certificate of Incorporation

4.2      *    -   Bylaws

5             -   Opinion of Hogan & Hartson L.L.P.

8             -   Opinion of Hogan & Hartson L.L.P. regarding certain tax
                  matters.

23.1          -   Consent of Ernst & Young LLP

23.2          -   Consent of Hogan & Hartson L.L.P. (included in Exhibit 5)

23.3          -   Consent of Hogan & Hartson L.L.P. (included in Exhibit 8)

24.1     **   -   Power of Attorney (filed as part of the signature page to
                  the Registration Statement)

24.2          -   Power of Attorney


         -----------------
         * Included as an exhibit to the Company's Form S-11 Registration Statement, File No. 33-71524, and incorporated herein by reference.

         **      Previously filed.